Exhibit 12.1
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNING TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2010	2009	2008	2007	2006

Earnings:
Incoming from continuing operations	$1,113	$1,234	$1,198	$1,020	$1,005
Income taxes provision	547	460	425	539	554
Fixed charges	850	877	907	937	845
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	(16)	(16)	(16)	(17)	(15)

Total Earnings	$2,494	$2,555	$2,514	$2,479	$2,389

Fixed Charges:
Interest and amortization of premiums, discounts and capitalized expenses related to short-term borrowings and long-term debt, net	$766	$798	$825	$865	$799
Interest on capital leases	18	19	22	23	11
AFUDC related to the cost of debt	50	44	44	32	20
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	16	16	16	17	15

Total Fixed Charges	$850	$877	$907	$937	$845

Ratios of Earnings to Fixed Charges	2.93	2.91	2.77	2.65	2.83
Total Preferred Stock Dividends	—	—	—	—	—
Total Combined Fixed Charges and Preferred Stock Dividends	$850	$877	$907	$937	$845

Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.93	2.91	2.77	2.65	2.83

Note:
For the purpose of computing PG&E Corporation’s ratios of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividends of consolidated subsidiaries. “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC related to the cost of debt, and earnings required to cover the preferred stock dividends of consolidated subsidiaries. Fixed charges exclude interest on tax liabilities. Currently, PG&E Corporation does not have any shares of preferred stock outstanding.